THE COMPANIES ACT 1985

COMPANY NO.  77536

ARTICLES OF ASSOCIATION
OF
REED ELSEVIER PLC

Page #

THE COMPANIES ACT 1985

COMPANY NO.  77536

CONTENTS

CLAUSE

PAGE

PRELIMINARY

Table A

Definitions

Construction

SHARE CAPITAL

Share Capital

Shares with special rights

Uncertificated shares

Not separate class of shares

Exercise of Company’s entitlements in respect of uncertificated share

Allotment

Redeemable  shares

Authority to allot relevant  securities  under Section 80 of the Act

Disapplication of pre-emption rights under Section 95 of the Act

Commissions

Trusts not recognised

Joint holders

Method of  varying rights

VARIATION OF RIGHTS

When rights deemed to be varied

Members' rights to certificates

SHARE CERTIFICATES

Replacement certificates

LIEN

Company to have lien on shares

Enforcement  of lien by sale

Giving effect to sale

Application of proceeds

CALLS ON SHARES

Time when  call made

Power to make calls

Liability of  joint holders

Interest  payable

Deemed calls  on allotment

Differentiation on calls

Payment of calls in advance

Rights  suspended if payment in arrears

FORFEITURE AND SURRENDER

Notice  requiring payment  of call

Forfeiture for  non-compliance

Sale of  forfeited  shares

Liability  following  forfeiture

Surrender

Extinction of rights

Evidence of forfeiture or surrender

Power to  annul forfeiture or surrender

Form and execution of transfer of certificated shares

TRANSFER OF SHARES

Transfers of partly paid certificated shares

Invalid  transfers of certificated shares

Transfers by recognised  persons

Notice of  refusal to  register

Suspension of registration

No fee payable  on registration

Retention of transfers

TRANSMISSION OF SHARES

Transmission

Elections permitted

Elections required

Rights of persons entitled by transmission

Alterations by ordinary resolution

ALTERATION OF SHARE CAPITAL

New shares subject to these Articles

Consolidation  and fractions arising

Power to  reduce  capital

PURCHASE OF OWN SHARES

Power to  purchase own shares

GENERAL MEETINGS

Types of  general  meeting

Class meetings

Convening  general  meetings

NOTICE OF GENERAL MEETINGS

Period of  notice

To whom notice shall be given

Uncontactable  shareholders

Contents of  notice - general

Contents of notice – additional requirements

Article 69 arrangements

General meetings at more than one place

Interruption or adjournment where facilities inadequate

Other arrangements for viewing and hearing proceedings

Controlling level of attendance

Change in place and/or time of meeting

Meaning of participate

Accidental  omission to  send notice etc.

Security

PROCEEDINGS AT GENERAL MEETINGS

Quorum

If quorum not present

Chairman

Directors  entitled  to speak

Adjournment: chairman’s powers

Adjournment:  procedures

Amendments to resolutions

Methods of voting

Declaration  of result

Withdrawal  of demand  for poll

Conduct of  poll

Chairman's  casting vote

When poll to  be taken

Notice of poll

Effectiveness of special and extraordinary resolutions

VOTES OF MEMBERS

Right to vote

Votes of joint holders

Member under incapacity

Calls in arrears

Section 212  of the Act: restrictions  if in default

When  restrictions  cease to have effect

Copy of notice to interested persons

Board may cancel restrictions

Conversion of uncertificated shares

Provisions supplementary  to Articles 94 to 98

Section 216 of the Act

Errors in  voting

Objection to voting

Voting: additional provisions

PROXIES AND CORPORATE REPRESENTATIVES

Appointment  of proxy:  execution

Form of proxy

Delivery/ receipt of proxy appointment

Receipt of authority

Validity of proxy appointment

Rights of proxy

Corporate representatives

Revocation of authority

Limits on number of directors

NUMBER OF DIRECTORS

Number of directors to  retire

APPOINTMENT AND RETIREMENT OF DIRECTORS

Which directors  to retire

When director deemed to be  re-appointed

Eligibility for election

Separate  resolutions on appointment

Additional powers of the Company

Appointment by board

Position of retiring  directors

Age limit

No share qualification

ALTERNATE DIRECTORS

Power to  appoint  alternates

Alternates entitled to receive notice

Alternates representing  more than one director

Expenses and remuneration  of alternates

Termination of appointment

Method of appointment  and revocation

Alternate not  an agent of appointor

POWERS OF THE BOARD

Business to  be managed  by board

Exercise by Company of voting rights

Committees of the board

DELEGATION OF POWERS OF THE BOARD

Local boards, etc.

Agents

Power to  borrow

BORROWING POWERS

Borrowing limit

Disqualification of a director

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Power of Company  to remove  director

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

REMUNERATION FOR SPECIAL SERVICES

Additional remuneration  for special  services

DIRECTORS' EXPENSES

Directors may be paid expenses

EXECUTIVE DIRECTORS

Appointment  to executive  office

Termination  of  appointment  to executive  office

Emoluments  to be  determined  by the board

Directors may contract with  the Company

DIRECTORS' INTERESTS

Notification  of interests

Gratuities  and pensions

GRATUITIES, PENSIONS AND INSURANCE

Insurance

Directors  not liable to  account

Section 719  of the Act

Convening meetings and proceedings

PROCEEDINGS OF THE BOARD

Quorum

Powers of directors if number falls below  minimum

Chairman and deputy  chairman

Validity of acts  of the board

Resolutions  in writing

Meetings by telephone, etc.

Directors'  power to vote  on contracts  in which they  are interested

Interests of connected person and alternate director

Decision of chairman final and conclusive

SECRETARY

Appointment  and removal  of secretary

Minutes  required  to be kept

MINUTES

Conclusiveness of minutes

Authority required for  use of seal

THE SEAL

Certificates for shares and debentures

Official seal for use abroad

Execution of instrument as a deed under  hand

Delivery of  deeds

REGISTERS

Overseas and local registers

Authentication and certification of copies and extracts

Signature of cheques and  bills

CHEQUES

Declaration  of dividends

DIVIDENDS

Fixed and  interim  dividends

Apportionment  of dividends

Dividends in  specie

Scrip dividends

Permitted deductions and retentions

Procedure for payment to holders and others entitled

Joint entitlement

Payment by  post

Discharge to Company and  risk

Interest not payable

Forfeiture of unclaimed dividends

Power to  capitalise

CAPITALISATION OF PROFITS AND RESERVES

RECORD DATES

Record dates  for dividends, etc.

Rights to  inspect records

ACCOUNTS

Sending of annual accounts

NOTICES

When notice required to be  in writing; use of electronic communications

Methods of Company sending notice

Website publication by Company

Methods of member etc. sending notice

Notice to joint holders

Registered address outside UK

Deemed receipt of notice

Terms and conditions for electronic communications

Notice to persons entitled by transmission

Transferees etc. bound by prior notice

Proof of sending/when notices  etc. deemed served or delivered

When notices etc. deemed sent by electronic communications

Notice includes website notification

Notice during disruption of services

Power of  Company to destroy  documents

DESTRUCTION OF DOCUMENTS

Presumption regarding destroyed documents

Early destruction

Power to  dispose of  shares of untraced shareholders

UNTRACED SHAREHOLDERS

Transfer  on sale

Effectiveness of transfer

Proceeds  of sale

Liquidator  may  distribute  in specie

WINDING UP

Disposal of  assets by liquidator

Members  abroad to  give address  for service

Company may issue warrants

SHARE WARRANTS

Board may determine conditions

Notice to warrant holders

INDEMNITY

Indemnity to directors, officers, etc.

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

REED ELSEVIER PLC*

(Adopted by special resolution on 9 April 2002)

_________________________________

PRELIMINARY

Table A

1.

The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2.

In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment thereof for the time being in force;

address, in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

the board means the directors or any of them, acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

Ordinary Share means an ordinary share of 12.5p in the capital of the Company;

Operator shall have the meaning given to it in the Regulations;

Operator-instruction shall have the meaning given to it in the Regulations;

paid means paid or credited as paid;

participating security shall have the meaning given to it in the Regulations;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;

relevant system shall have the meaning ascribed to it in the Regulations;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction

1.

References to writing means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether contained in an electronic communication (as defined by the Act) or otherwise, and written shall be construed accordingly.

References to an instrument mean, unless the contrary is stated, a written document having tangible form and not contained in an electronic communication (as defined by the Act).

References to an electronic communication mean, unless the contrary is stated, an electronic communication (as defined by the Act) comprising writing.

References to a document being executed include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to a notice or other documents being sent or given to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by, that person by any method authorised by these Articles and sending and giving shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article  but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article  but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word board in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the  exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.

SHARE CAPITAL

Share Capital

2.

The authorised share capital of the Company at the date of the adoption of these Articles is £183,931,647 divided into 1,471,453,176 shares of 12.5p each.

Shares with special rights

3.

Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Uncertificated shares

4.

Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

5.

Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a)

is held in uncertificated form; or

(b)

is permitted in accordance with the Regulations to become a participating security.

Exercise of Company’s entitlements in respect of uncertificated share

6.

Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, redeem, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a)

to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form for so long as required by the Company;

(b)

to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c)

to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d)

to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e)

to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Allotment

7.

Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant thereto, and, in the case of redeemable shares, the provisions of Article , all unissued shares for the time being in the capital of the Company shall be at the disposal of the board, and the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as it thinks fit.

Redeemable
shares

Authority to allot relevant
securities
under Section 80 of the Act

8.

Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

9.

The Company may at any time and from time to time pass an ordinary resolution referring to this Article and authorising the directors to allot relevant securities (as defined for the purposes of Section 80 of the Act) and, upon the passing of such ordinary resolution:

(a)

the directors shall be generally and unconditionally authorised to allot relevant securities provided that the nominal amount of such securities shall not exceed in aggregate the sum specified in such ordinary resolution; and

(b)

any such authority shall expire on the day five years after the passing of such ordinary resolution (or on such earlier day as may be specified in such ordinary resolution), save that the Company shall be entitled before such expiry to make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors shall be entitled to allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

Disapplication of pre-emption rights under Section 95
of the Act

10.

The Company may resolve by special resolution, referring to this Article, that the directors be empowered to allot equity securities (as defined for the purposes of Sections 89 to 96 inclusive of the Act) for cash and, upon the passing of such special resolution, the directors shall (subject to their being authorised to allot relevant securities in accordance with Section 80 of the Act) be empowered to allot (pursuant to any such authority) equity securities for cash as if Section 89(1) of the Act did not apply provided that such power shall be limited:

(a)

to the allotment of equity securities in connection with a rights issue in favour of the holders of Ordinary Shares where the equity securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be) to the respective value of the Ordinary Shares held by them but subject to such exclusions or other arrangements as the board may deem necessary or expedient to deal with:

(i)

fractional entitlements; or

(ii)

directions from any holders of Ordinary Shares to deal in some other manner with their respective entitlements; or

(iii)

legal or practical problems arising in any overseas territory or by virtue of shares being represented by American Depositary Shares; or

(iv)

the requirements of any regulatory body or stock exchange; and

(b)

to the allotment of equity securities pursuant to the terms of any share scheme for employees approved by the members in general meeting; and

(c)

to the allotment (otherwise than pursuant to sub-paragraph  or  above) of equity securities having, in the case of relevant shares (as so defined), a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount, not exceeding in aggregate the sum specified in such special resolution, and such power shall expire on the date of the annual general meeting of the Company next following the passing of such special resolution, save that the Company shall be entitled before such expiry to make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Commissions

11.

The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts.  Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other or by the grant of an option to call, within a specified time, for a specified number or amount of shares in the Company at a specified price being not less than par.

Trusts not recognised

12.

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except an absolute right to the entirety thereof in the holder.

Joint holders

13.

The Company shall not be bound to register more than four persons as joint holders of any share (except in the case of executors or administrators of a deceased member), and any one of such registered joint holders may give effectual receipts for any dividend or other moneys payable in respect of such share.

Method of
varying rights

VARIATION OF RIGHTS

14.

Subject to the provisions of the Companies Acts, whenever the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, either with the consent of holders of three-fourths in nominal value of the issued shares of the class (which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class.

When rights deemed to be varied

15.

For the purposes of Article , if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a)

the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b)

the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares, but shall not be deemed to be varied by:

(c)

the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d)

the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

Members'
rights to certificates

SHARE CERTIFICATES

16.

Every member, upon becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate), shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, upon transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares) or several certificates each for one or more of his certificated shares upon payment for every certificate after the first of such reasonable sum as the board may from time to time determine.  Every certificate shall be executed under the seal or otherwise in accordance with Article  or in such other manner as the board may approve and shall specify the number, class and distinguish ing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on those shares.  The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.  Shares of different classes may not be included in the same certificate.

Replacement certificates

17.

Any member holding two or more certificates representing shares of any one class may request the cancellation of such certificates and the Company shall issue a single new certificate for such shares in lieu without charge.

18.

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity (with or without security) and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

19.

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share.  The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article.  The Company's lien on a share shall extend to any amount (including without limitation any dividend) payable in respect of it.

Enforcement
of lien by sale

20.

The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been sent to the holder of the share or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect
to sale

21.

To give effect to any sale mentioned in Article  the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser.  If the share is an uncertificated share, the board may exercise any of the Company’s powers under Article  to effect the sale of the share to, or in accordance with the directions of, the purchaser.  The purchaser shall not be bound to see to the application of the purchase money nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application
of proceeds

22.

The net proceeds of the sale mentioned in the preceding Articles, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable.  Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold, and whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed upon the shares before the sale), be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

Time when
call made

Power to
make calls

23.

Subject to the terms of allotment, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium).  Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice.  A call may be required to be paid by instalments.  A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine.  A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Liability of
joint holders

24.

A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

25.

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest
payable

26.

If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid.  The interest shall be paid at the rate fixed by the terms of allotment of the relevant share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), as may be determined by the board.  The board shall be at liberty to waive payment of such interest wholly or in part.

Deemed calls
on allotment

27.

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment.  If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

28.

Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of
calls in advance

29.

The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him.  Such payment in advance of calls shall extinguish the liability upon the share in respect of which it is made to the extent of the payment.  The Company may pay on all or any of the moneys so advanced (until the same would but for such advance become presently payable) interest at such rate as may be agreed upon between the board and such member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

Rights
suspended if payment in arrears

30.

No member shall be entitled to receive any dividend or other moneys, or (save as proxy for another member) to be present or vote at any general meeting, either personally or by proxy, or to exercise any privilege as a member, or be counted in a quorum in respect of any share held by him (whether alone or jointly with any other person), if and so long as he shall have defaulted in payment of any call or other sum for the time being due and payable on such share or any interest or expenses (if any) payable in connection therewith.

FORFEITURE AND SURRENDER

Notice
requiring payment
of call

31.

If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment.  The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for
non-compliance

32.

If any notice issued in accordance with Article  is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board.  The forfeiture shall include all dividends or other moneys in respect of the forfeited share which have not been paid before the forfeiture.  When any share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture.  Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture.  No forfeiture shall be invalidated by any omission or neglect to send such notice or to ma ke such entries.

Sale of
forfeited
shares

33.

Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person.  At any time before sale, re-allotment or other disposal the forfeiture may be cancelled on such terms as the board thinks fit.  Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person the board may authorise any person to execute an instrument of transfer of the share to that person.  Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company’s powers under Article .   sp;The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability
following
forfeiture

34.

A person shall cease to be a member in respect of any forfeited share and shall, if the share is a certificated share, surrender the relevant certificate to the Company for cancellation but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment.  The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

Extinction
of rights

35.

The board may accept the surrender of any share which is liable to forfeiture upon such terms and conditions as may be agreed and, subject to such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

36.

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

Power to
annul forfeiture or surrender

37.

A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share.  The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share.  The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

38.

Notwithstanding any such forfeiture as aforesaid, the board may, at any time before the forfeited or surrendered share has been sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon payment of all calls and interest due on, and costs, charges and expenses incurred in respect of, the share, and on such further conditions (if any) as it may think fit.

Form and execution of transfer of certificated shares

TRANSFER OF SHARES

39.

The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve and shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.  An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

40.

The board may in its absolute discretion, and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid provided that such refusal does not prevent dealings in the shares of the Company from taking place on an open and proper basis.

Invalid
transfers of certificated shares

41.

The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a)

is lodged, duly stamped (if stampable), at the office or at such other place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b)

is in respect of only one class of shares; and

(c)

is in favour of not more than four transferees.

Transfers by recognised
persons

42.

In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of
refusal to
register

43.

If the board refuses to register the transfer of a share in certificated form, it shall send to the transferee notice of the refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration

44.

The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable
on registration

45.

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

Retention of transfers

46.

The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

47.

If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest.  Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

48.

A person becoming entitled to a share by transmission may, upon production of such evidence as to his entitlement as the board may properly require, elect either to become the holder of the share or to have another person nominated by him registered as the transferee.  If he elects to become the holder he shall send notice to the Company to that effect.  If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person.  If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares shall apply to any such notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

49.

The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share.  If the notice is not complied with within sixty days the board may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of
persons entitled by transmission

50.

A person becoming entitled to a share by transmission shall, upon production of such evidence as to his entitlement as the board may properly require and subject to the requirements of Articles  and , have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Articles  and .  That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of or to attend or vote at any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company.

Alterations by ordinary resolution

ALTERATION OF SHARE CAPITAL

51.

The Company may by ordinary resolution:

(a)

increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b)

consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)

subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d)

cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to
these Articles

52.

All shares created pursuant to the operation of Article  shall be subject to all the provisions of these Articles (including, without limitation, with reference to payment of calls, lien, forfeiture, transfer and transmission), and, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares, shall be unclassified.

Consolidation
and fractions arising

53.

Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit.  In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members or determine that the net proceeds of sale be retained for the benefit of the Company.  Where the shares to be sold are held in certificated form, the board may authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser.  Where the shares to be sold are held in uncertificated form, the board may do all act s and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the purchaser.  The purchaser shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to
reduce
capital

54.

Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to
purchase own shares

55.

Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including, without limitation, redeemable shares) in any way and at any price (whether at par or above or below par).

GENERAL MEETINGS

Types of
general
meeting

56.

All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.  The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

57.

All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a)

the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting; and

(b)

any holder of shares of the class present in person or by proxy may demand a poll; and

(c)

each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening
general
meetings

58.

The board may call general meetings whenever and at such times and places as it shall determine.  On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting  in accordance with the Companies Acts.  If there are not within the United Kingdom sufficient directors to call a general meeting, any director may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of
notice

59.

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by at least twenty-one clear days' notice.  All other extraordinary general meetings shall be called by at least fourteen clear days' notice.

To whom notice shall be given

Uncontactable
shareholders

60.

Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors for the time being of the Company, save that no notice need be given to members whose shares the Company is entitled to sell pursuant to Articles  and .

61.

Subject to the provisions of the Act, if on two consecutive occasions notices or any other documents have been sent by post to a member at his registered address but have been returned undelivered, then the member shall not be entitled to receive any subsequent notice or other documents until he has given to the Company a new registered address or has notified the Company in writing that such notices or other documents should continue to be sent to his registered address.  For the purposes of this Article references to registered address mean, in the case of a member whose registered address is not within the United Kingdom, any address within the United Kingdom given by him to the Company for the service of notices or other documents.  References to other documents do not include references to dividend warrants or c heques, which the Company shall be entitled to cease sending in accordance with the provisions of Article .

Contents of
notice - general

62.

The notice of a general meeting shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article , which shall be identified as such in the notice) and, in the case of special business, the general nature of that business.  All business that is transacted at an extraordinary general meeting shall be deemed special.  All business that is transacted at an annual general meeting shall also be deemed special with the exception of:

(a)

the declaration of dividends;

(b)

the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c)

the appointment and re-appointment of directors;

(d)

the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e)

the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

Contents of notice – additional requirements

63.

The notice shall, in the case of an annual general meeting, specify the meeting as such.  In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article  arrangements

64.

Notice of a general meeting shall include details of any arrangements made for the purpose of Article  (making clear that participation in those arrangements will not amount to attendance at the relevant meeting).

General meetings at more than one place

65.

The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world.  The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a)

participate in the business for which the meeting has been convened;

(b)

hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c)

be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

66.

If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article , then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting.  All business conducted at that general meeting up to the time of that adjournment shall be valid.  The provisions of Article  shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings

67.

The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place.  Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue.  The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of t he meeting.

Controlling
level of attendance

68.

The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article  (including, without limitation, the issue of tickets or the imposition of some means of selection) as it shall in its absolute discretion consider appropriate, and may from time to time vary any such arrangements if a member, pursuant to these arrangements, is not entitled to attend, in person or by proxy, at any particular venue, he shall be entitled so to attend at any other venue for which arrangements have been made pursuant to Article .  The entitlement of any member to be present at the venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

69.

If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable for a reason beyond its control to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article  applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article  applies) and/or postpone the time at which the meeting is to be held.  If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article  applies) and/or postpone the time again if it decides that it is reasonable to do so.   In either case:

(a)

no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b)

a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article  or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article , at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Meaning of participate

70.

For the purposes of Articles  to , the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental
omission to
send notice etc.

71.

The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

72.

The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place.  The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

73.

No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting.  Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote upon the business to be transacted shall be a quorum.

If quorum
not present

74.

If such a quorum is not present within five minutes (or such longer time not exceeding thirty minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine.  If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

Chairman

75.

The chairman, if any, of the Company or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board shall preside as chairman of the meeting, but if neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman.  If there is only one director present and willing to act, he shall be chairman.  If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors
entitled
to speak

76.

A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman’s powers

77.

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place.  No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.  In addition (and without prejudice to the chairman’s power to adjourn a meeting conferred by Article ), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a)

it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b)

the conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c)

an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment:
procedures

78.

Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article  or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article . When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourn ed meeting specifying the time and place (or places, in the case of a meeting to which Article  applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

79.

If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.  With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on.  No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error).  No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the ter ms of the amendment and the intention to move it has been delivered by means of an instrument to the office, or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

80.

A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded.  Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a)

the chairman of the meeting; or

(b)

at least five members present in person or by proxy having the right to vote at the meeting; or

(c)

any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)

any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member provided that no poll shall be demanded on the election of a chairman of the meeting.

Declaration
of result

81.

Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal
of demand
for poll

82.

The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman.  A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.  If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of
poll

Chairman's
casting vote

83.

Subject to Article  a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll.  The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

84.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

When poll to
be taken

85.

A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded.  A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than thirty days after the poll is demanded.  The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded.  If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

86.

No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting.  In any other case at least seven clear days' notice shall be sent specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

87.

Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective.  Where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

VOTES OF MEMBERS

Right to vote

88.

Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

Member under incapacity

89.

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.  For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

90.

A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official.  That receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote shall be deposited at the office, or at such other place as is specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

91.

No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212
of the Act: restrictions
if in default

92.

If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a section 212 notice) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a direction notice) to such member direct that:

(a)

in respect of the shares in relation to which the default occurred (the default shares, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b)

where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, then the direction notice may additionally direct that in respect of the default shares:

(i)

no payment shall be made by way of dividend and no share shall be allotted pursuant to Article ;

(ii)

no transfer of any default share shall be registered unless:

(A)

the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B)

the transfer is an approved transfer; or

(C)

registration of the transfer is required by the Regulations.

When
restrictions
cease to have effect

Copy of notice to interested persons

93.

The Company shall send the direction notice to each other person appearing to be interested in the default, but the failure or omission by the Company to do so shall not invalidate such notice.

94.

Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a)

a notice of an approved transfer, but only in relation to the shares transferred; or

Board may cancel restrictions

(b)

all the information required by the relevant section 212 notice, in a form satisfactory to the board.

95.

The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

Provisions supplementary
to Articles  to

96.

The Company may exercise any of its powers under Article  in respect of any default share that is held in uncertificated form.

97.

For the purposes of this Article and Articles  to :

(a)

a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares; and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b)

the prescribed period is 14 days from the date of service of the section 212 notice; and

(c)

a transfer of shares is an approved transfer if:

(i)

it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii)

the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

Section 216 of the Act

(iii)

the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded.

98.

Nothing contained in Articles  to  shall limit the power of the Company under section 216 of the Act.

Errors in
voting

99.

If any votes are counted in any meeting which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment thereof, and it is in the opinion of the chairman of sufficient magnitude to vitiate the result of the voting.

Objection to voting

100.

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered.  Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Voting: additional provisions

101.

On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment
of proxy:  execution

102.

The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles  to , an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Form of proxy

103.

The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a)

by means of an instrument; or

(b)

contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose,

PROVIDED THAT the electronic communication is received in accordance with Article  not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article ) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.  The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company’s expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or pol l concerned. A member may appoint more than one proxy to attend on the same occasion.

Delivery/ receipt of proxy appointment

104.

Without prejudice to Article (b) or to the second sentence of Article , the appointment of a proxy shall:

(a)

in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i)

in the notice convening the meeting, or

(ii)

in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article ) at which the person named in the appointment proposes to vote; or

(b)

in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i)

in the notice convening the meeting, or

(ii)

in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii)

in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article ) at which the person named in the appointment proposes to vote; or

(c)

in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d)

in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Receipt of authority

105.

Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a)

delivered personally or by post to the office, or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article  not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article ) at which the person named in the appointment proposes to vote; or

(b)

where a poll is taken more than 48 hours after it is demanded, be delivered as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)

in the case only of a proxy appointment by means of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

Validity of proxy appointment

106.

A proxy appointment which is not delivered or received in accordance with Article , or in respect of which Article  has not been complied with, shall be invalid.  No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution.  When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last received shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Rights of proxy

107.

A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman.  The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit.  The proxy appointment shall, unless it expressly stipulates otherwise, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives

Revocation of authority

108.

Any corporation which is a member of the Company may (in this Article the grantor), authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares.  A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers.  The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

109.

A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.  Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article  or contained in an electronic communication re ceived at the address (if any) specified by or on behalf of the Company in accordance with Article , regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication.  For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

Limits on number of directors

NUMBER OF DIRECTORS

110.

Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than five nor more than twenty in number.

Number of directors to
retire

APPOINTMENT AND RETIREMENT OF DIRECTORS

111.

At every annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a)

if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b)

if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors
to retire

112.

Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment.  As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.  The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting.  No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be
re-appointed

Eligibility for election

113.

If the Company does not fill the vacancy, at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

114.

No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a)

he is recommended by the board; or

Separate
resolutions on appointment

(b)

not less than ten nor more than 42 clear days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

115.

Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

116.

Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire.  The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment
by board

117.

The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors.  Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.  If not re-appointed at such general meeting, he shall vacate office at its conclusion.

Position of retiring
directors

118.

A director who retires at an annual general meeting may, if willing to act, be re-appointed.  If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

No share qualification

119.

No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution.  Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that directo r, at that meeting.

120.

A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to
appoint
alternates

121.

Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

122.

An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence.  It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing
more than
one director

123.

A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration
of alternates

124.

An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not in respect of his services as an alternate director be entitled to receive any remuneration from the Company except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct.  An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

125.

An alternate director shall cease to be an alternate director:

(a)

if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b)

on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c)

if he resigns his office by notice to the Company.

Method of appointment
and revocation

126.

Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article ) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address  (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not
an agent of appointor

127.

Save as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director and, accordingly, except where the context otherwise requires, references to a director shall be deemed to include a reference to an alternate director.  An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to
be managed
by board

128.

Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including the power to dispose of all or any part of the undertaking of the Company.  No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given.  The powers given by this Article shall not be limited by any special power given to the board by these Articles.  A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

129.

The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise thereof in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

Committees
of the board

DELEGATION OF POWERS OF THE BOARD

130.

The board may delegate any of its powers to any committee consisting of one or more directors.  The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him.  Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered.  The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee.  The number of co-opted members shall be less than half of the total membership o f the committee.  A resolution of any committee shall be effective only if a majority of the members present were directors.  Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards,
etc.

131.

The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration.  The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies.  Any appointment or delegation made pursuant to this Article may be made upon such terms and subject to such conditions as the board may decide.  The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

132.

The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including, without limitation, authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Power to
borrow

BORROWING POWERS

133.

Subject as hereinafter provided, the board may exercise all the powers of the Company to borrow money, and to mortgage or charge the whole or any part of its undertaking, property and assets (both present and future) and uncalled capital and (subject, to the extent applicable, to the provisions of the Companies Acts) to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Borrowing limit

134.

The board shall, in relation to the borrowings of the Company and its subsidiaries for the time being (in these Articles  to  called the Group), restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (as regards subsidiaries so far as by such exercise they can secure) that the aggregate nominal or principal amount (together with any fixed or minimum premium payable on final repayment) for the time being owing by the Group in respect of moneys borrowed (exclusive of moneys borrowed by the Company from and for the time being owing to any of its subsidiaries or by any such subsidiary from and for the time being owing to the Company or another such subsidiary of the Company) less cash deposits shall not wit hout the previous sanction of an ordinary resolution exceed an amount equal to the higher of (i) eight thousand million pounds; and (ii) two and a half times the adjusted total of capital and reserves.

135.

For the purpose of Articles  to :

(a)

the expression "the adjusted total of capital and reserves" means the aggregate of:

(i)

the amount for the time being paid up on the issued share capital of the Company; and

(ii)

the amounts standing to the credit of the consolidated reserves of the Group (including the balances standing to the credit of profit and loss account and share premium account, including the Company's appropriate share of the reserves of its associated undertakings) as shown in the last audited consolidated balance sheet of the Group and of the Company's equity interest in associated undertakings after making such adjustments as in the opinion of the Auditors may be appropriate, including adjustments to take account of any alterations to such reserves resulting from any distributions or any issues of share capital whether for cash or other consideration (including any transfers to share premium account in connection therewith) or any payments up by capitalisation from reserves of share capita l theretofore not paid up or any reductions of paid up share capital or share premium account which may have taken place since the date of such balance sheet, less any amounts included in the reserves and appearing on such consolidation as being reserved or set aside for future taxation assessable by reference to profits earned down to the date to which such balance sheets are made up and after adding back an appropriate proportion of the amount of goodwill arising on acquisitions, made since 31 March 1989, of companies and businesses remaining within the Group or associated undertakings of the Company which, as at the date of the last such audited consolidated balance sheet, has been written off against reserves in accordance with United Kingdom accounting practices, the appropriate proportion of an amount of goodwill arising on any such acquisition being such amount thereof as would not have been amortised by such date if such goodwill were to be amortised over forty years;

(b)

the expression cash deposits means all cash deposits (otherwise than on current account) with banks (not being the Company or any subsidiary of the Company), certificates of deposit and securities of governments and companies and similar instruments owned by the Company and/or any subsidiary of the Company which are or represent amounts available (or which will become available) for repayment of any moneys borrowed;

(c)

the nominal or principal amount of any share capital, debentures or moneys borrowed from any person or body, the beneficial interest in which or the right to payment or repayment of which is not for the time being owned by and the repayment of which is guaranteed or secured by or is the subject of an indemnity given or assumed by the Company or any of its subsidiaries (but in the case of a subsidiary only that proportion thereof as the equity share capital of such subsidiary which is beneficially owned directly or indirectly by the Company bears to the total equity share capital of such subsidiary) shall be deemed to be moneys borrowed by the Company.

136.

For the purpose of Articles  to  capital allotted shall be treated as issued and any capital already called up or payable at any fixed future date shall be treated as already paid up.

137.

Moneys borrowed for the purpose and within four months applied in repaying other borrowed moneys falling to be taken into account shall not themselves be taken into account until such application.

138.

For the purpose of Article  above there shall be included in the meanings of moneys borrowed and cash deposits such proportion of the money borrowed by, or cash deposits of, a subsidiary company as the equity share capital of such subsidiary which is beneficially owned directly or indirectly by the Company bears to the total equity share capital of such subsidiary and the remainder of the money borrowed by, and the cash deposits of, such subsidiary shall be excluded.

139.

A certificate or report by the auditors for the time being of the Company as to the amount of the adjusted total of capital and reserves or the amount of any moneys borrowed or to the effect that the limit imposed by Articles  to  has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of Articles  to .

140.

No person dealing with the Company or any of its subsidiaries shall by reason of the foregoing provisions be concerned to see or enquire whether this limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had at the time when the debt was incurred or security given express notice that the limit hereby imposed had been or would thereby be exceeded.

Disqualification of a director

DISQUALIFICATION AND REMOVAL OF DIRECTORS

141.

The office of a director shall be vacated if:

(a)

he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b)

he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c)

he is, or may be, suffering from mental disorder and either:

(i)

he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii)

an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d)

he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article ; or

(e)

he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not during such period attended in his stead and the board resolves that his office be vacated; or

(f)

he is requested to resign in writing by all his co-directors.  In calculating the number of directors who are required to make such a request to the director, (i) there shall be excluded any alternate director appointed by him acting in his capacity as such; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient.

Power of Company
to remove
director

142.

The Company may, in accordance with and subject to the provisions of the Companies Acts, by ordinary resolution of which special notice has been given, remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement) and, by ordinary resolution, appoint another person in place of a director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire by rotation as if he had become a director on the day on which the director in whose place he is appointed was last elected a director.  In default of such appointment the vacancy arising upon the removal of a director from office may be filled a s a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

143.

The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine.  Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

REMUNERATION FOR SPECIAL SERVICES

Additional remuneration
for special
services

144.

The directors may grant special remuneration to any director who, being called upon, shall perform any special or extra services to or at the request of the Company.  Such special remuneration may be made payable to such director in addition to or in substitution for his ordinary remuneration (if any) as a director, and may, without prejudice to the provisions of Article , be made payable by a lump sum or by way of salary or commission on the dividends or profits of the Company or of any other company in which the Company is interested or other participation in any such profits or otherwise, or by any or all or partly by one and partly by another or other of those modes.

DIRECTORS' EXPENSES

Directors may
be paid
expenses

145.

The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment
to executive
office

146.

Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director.  Any such appointment, agreement or arrangement may be made upon such terms, including, without limitation, terms as to remuneration, as the board determines.  The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company by reason thereof.

Termination
of
appointment
to executive
office

147.

Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation.  A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments
to be
determined
by the board

148.

The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including (without limitation) admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

Directors may contract with
the Company

DIRECTORS' INTERESTS

149.

Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a)

may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)

may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c)

may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d)

shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

150.

For the purposes of Article  above:

Notification
of interests

(a)

a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b)

an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Gratuities
and pensions

GRATUITIES, PENSIONS AND INSURANCE

151.

The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

152.

Without prejudice to the provisions of Article , the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a)

a director, officer or employee of the Company, or of any other company which is or was the holding company or subsidiary undertaking of the Company or in which the Company or such holding company or subsidiary undertaking has or had any interest whether direct or indirect or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b)

a trustee of any pension fund in which employees of the Company or of any other body referred to in sub-paragraph  above is or has been interested,

including (without limitation) insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors
not liable to
account

153.

No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to Articles  to .  The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719
of the Act

154.

Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking.  Any such provision shall be made by a resolution of the board in accordance with section 719.

Convening meetings and proceedings

PROCEEDINGS OF THE BOARD

155.

Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit.  A director may, and the secretary at the request of a director shall, call a meeting of the board.  Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being have been notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose.  A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at s uch address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom.  No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting.  Questions arising at a meeting shall be decided by a majority of votes.  In the case of an equality of votes, the chairman shall have a second or casting vote.  Any director may waive notice of a meeting and any such waiver may be retrospective.  Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

156.

The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two.  A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.  Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below
minimum

157.

The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy
chairman

158.

The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office.  Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present.  If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts
of the board

159.

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions
in writing

160.

A resolution in writing executed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held.  For this purpose:

(a)

a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b)

a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c)

a resolution executed by an alternate director need not also be executed by his appointor; and

(d)

a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Meetings by telephone, etc.

Directors'
power to vote
on contracts
in which they
are interested

161.

Without prejudice to the first sentence of Article , a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by video conferencing, telephonic or other similar communication) to speak to each of the others, and to be heard by each of the others present or deemed to be present simultaneously.  A person so deemed to be present shall be entitled to vote and be counted in a quorum accordingly.  Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting then is.  The word meeting in these Articles shall be construed accordingly.

162.

Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a)

the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b)

the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c)

a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d)

a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article and Article  to be a material interest in all circumstances);

(e)

a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f)

a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for or, for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of
connected
person and
alternate
director

163.

For the purposes of this Article and Article , an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification thereof not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

Decision of chairman final and conclusive

164.

If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.  If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment
and removal
of secretary

165.

Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and upon such conditions as it may think fit.  The board may, in addition, and at any time and from time to time appoint any person to be assistant or deputy secretary and anything required or authorised to be done by or to the secretary may be done by or to any assistant or deputy secretary so appointed.  Any secretary or assistant or deputy secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Minutes
required
to be kept

MINUTES

166.

The board shall cause minutes to be made in books kept for the purpose:

(a)

of all appointments of officers made by the board; and

(b)

of all proceedings at meetings of the Company, of the holders of any class of shares in the capital of the Company, of the board, and of committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

167.

Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts therein stated.

Authority required for
use of seal

THE SEAL

168.

The seal shall only be used by the authority of a resolution of the board or of a committee of the board.  The board may determine who shall sign any instrument executed under the seal and unless otherwise so determined it shall be signed by at least one director and the secretary or by at least two directors.  Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument.

Certificates for shares and debentures

169.

The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may, in accordance with the Act, have any the signature affixed to it by some mechanical or electronic means, or printed thereon and that in the case of a certificate executed under seal need not bear any signature.

Official seal for use abroad

170.

The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

Execution of instrument as a deed under
hand

171.

Any instrument executed, with the authority of a resolution of the board or of a committee of the board, by one director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company shall have the same effect as if executed under the seal.

Delivery of
deeds

172.

A document which is executed by the Company as a deed shall not be deemed to be delivered by the Company solely as a result of its having been executed by the Company.

REGISTERS

Overseas and local registers

173.

Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit respecting the keeping of that register.

Authentication and certification of copies and extracts

174.

Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a)

any document whether in physical form or electronic form comprising or affecting the constitution of the Company;

(b)

any resolution passed by the Company or the holders of any class of shares in the capital of the Company or the board or any committee of the board, whether in physical form or electronic form; and

(c)

any book, record or document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy a resolution, or the minutes or an extract from the minutes of a meeting of the Company or the holders of any class of shares in the capital of the Company or of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or, as the case may be, that such minutes are, or the extract is, a true and accurate record of proceedings at a duly constituted meeting.

Signature of cheques and
bills

CHEQUES

175.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the directors shall from time to time by resolution determine.

Declaration
of dividends

DIVIDENDS

176.

Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Fixed and
interim
dividends

177.

Subject to the provisions of the Companies Acts, the board may pay fixed dividends on any class of shares carrying an entitlement to fixed dividends, expressed to be payable on fixed dates, on the dates prescribed and, subject thereto, may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution.  If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.  The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment.  Provided the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment
of dividends

178.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share.  All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in
specie

179.

A general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of any other body corporate.  Where any difficulty arises regarding the distribution, the board may settle the same as it thinks fit, including without limitation (a) the fixing of the value for distribution of any assets and (b) the payment of cash to any member on the basis of the value so fixed in order to adjust the rights of members and (c) the vesting of any assets in trustees.

Scrip dividends

180.

The board may, if authorised by an ordinary resolution of the Company, offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividends specified by the ordinary resolution.  The following provisions shall apply.

(a)

An ordinary resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b)

The entitlement of each holder of shares to new shares (each a new share) shall be to such number as is as nearly as possible equal in value to but not greater than the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo.  For this purpose the value of each new share shall be:

(i)

equal to the average of the middle market quotations for the share on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which the shares are first quoted "ex" the relevant dividend and the four subsequent dealing days; or

(ii)

calculated in any other manner specified in the ordinary resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c)

On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention.  If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d)

The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e)

The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f)

The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the elected shares) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in sub-paragraph  above.  For such purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not the same is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in sub-paragraph  above.

(g)

The new shares when allotted shall rank pari passu in all respects with the fully paid shares of the same class then in issue except that they will not be entitled to participate in the relevant dividend.

(h)

No fraction of a share shall be allotted.  The board may make such provision as it thinks fit for any fractional entitlements including without limitation, payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit thereof accrual to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i)

The board may do all acts and things considered by it necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters.  Any agreement made under such authority shall be effective and binding on all concerned.

(j)

The board may, in its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

181.

The board may deduct from any dividend, or other moneys payable to any member in respect of a share, any moneys presently payable by him to the Company in respect of that share.  Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person’s transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

182.

Any dividend or other moneys payable in respect of a share may be paid:

(a)

in cash; or

(b)

by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c)

by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d)

by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment, including (without limitation) in respect of an uncertificated share, by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

183.

If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a)

pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b)

for the purpose of Article , rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by
post

184.

A cheque or warrant may be sent by post:

(a)

where a share is held by a sole holder, to the registered address of the holder of the share; or

(b)

if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c)

if a person is entitled by transmission to the share, as if it were a notice to be sent under Article ; or

(d)

in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and
risk

Interest not payable

185.

Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company.  Every cheque or warrant sent in accordance with these Articles shall be at the risk of the holder or person entitled.  The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article .

186.

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

187.

Any dividend which has remained unclaimed for twelve years from the date when it was declared or became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company.  The payment by the board of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee thereof.  The Company shall be entitled to cease sending dividend warrants or cheques by post or otherwise in respect of any dividend or other moneys payable on a share if such instruments, sent in accordance with Articles  to  above, in respect of that share have been returned to the Company undelivered or left uncashed on at least two consecutive occasions.  The entitlement conferred on the Company by this Article in respect of any share shall cease if the holde r of that share or person entitled thereto claims a dividend or cashes a dividend warrant or cheque.

Power to
capitalise

CAPITALISATION OF PROFITS AND RESERVES

188.

The board may with the authority of an ordinary resolution of the Company:

(a)

subject as hereinafter provided, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including, without limitation, the Company's share premium account and capital redemption reserve, if any;

(b)

appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum, and allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are no t available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c)

where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as it thinks fit for dealing with any fractional entitlements including, without limitation, authorising their sale and transfer to any person, or resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, or ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(d)

authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i)

the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled upon such capitalisation; or

(ii)

the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under such authority shall be binding on all such members; and

(e)

generally do all acts and things required to give effect to such resolution as aforesaid.

RECORD DATES

189.

Notwithstanding any other provision of these Articles, the Company or the board may:

Record dates
for dividends, etc.

(a)

fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b)

for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this sub-paragraph shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c)

for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

Rights to
inspect records

ACCOUNTS

190.

No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

191.

A copy of every balance sheet (which shall be signed by two directors) and profit and loss account (including any documents required by law to be annexed thereto) which is to be laid before the Company in general meeting in accordance with the Companies Acts and of the directors' and auditors' reports shall, at least twenty-one clear days prior to the meeting, be sent to every member and to every debenture holder of the Company of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders, provided that, subject to the Companies Acts, the requirements of this Article shall be deemed satisfied in relation to any person by sending to such per son, instead of such copies, a summary financial statement derived from the Company's annual accounts and the report of the directors, prepared in the form and containing the information prescribed by the Companies Acts and any regulations made thereunder.

NOTICES

When notice required to be
in writing; use of electronic communications

192.

Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing.  Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Methods of Company sending notice

193.

The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a)

personally; or

(b)

by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address or, in any other case, to the person’s usual address; or

(c)

by leaving the notice or other document at that address; or

(d)

by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e)

in accordance with Article ; or

(f)

by any other method approved by the board.

Website publication by Company

194.

Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a)

the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b)

the notice or document is one to which that agreement applies;

(c)

the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i)

the publication of the notice or document on a website;

(ii)

the address of that website; and

(iii)

the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d)

the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

In this Article,  publication period means:

(e)

in the case of a notice of an adjourned meeting pursuant to Article , a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph  above is sent or (if later) is deemed sent;

(f)

in the case of a notice of a poll pursuant to Article , a period of not less than seven clear days before the taking of the poll, beginning on the day after the date on which the notification referred to in sub-paragraph  above is sent or (if later) is deemed sent and ending with the time specified for the taking of the poll; and

(g)

in any other case, a period of not less than 21 days, beginning on the day after the date on which the notification referred to in sub-paragraph  above is sent or (if later) is deemed sent.

Methods of member etc. sending notice

195.

Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine;

(a)

by posting the notice or other document in a prepaid envelope addressed to the office; or

(b)

by leaving the notice or other document at the office; or

(c)

by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders

196.

In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding.  Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Registered address outside UK

197.

A member whose registered address is not within the United Kingdom and who sends to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent using electronic communications shall (provided that, in the case of electronic communications, the Company so agrees) be entitled to have notices or other documents sent to him at that address, but otherwise:

(a)

no such member shall be entitled to receive any notice or other document from the Company; and

(b)

without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

198.

A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

199.

The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, proxy appointments and other documents by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission

200.

A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled.  Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

201.

Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article  to a person from whom he derives his title.

Proof of sending/when notices
etc. deemed served or delivered

202.

Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent.  Proof  that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued shall be conclusive evidence that the notice or document was sent.  A notice or other document sent by the Company to a member by post shall be deemed to be sent:

(a)

if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b)

if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c)

in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic communications

203.

A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member.  Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice includes website notification

204.

Except when the subject or context otherwise requires, in Articles  to  (except for Article ) references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice during disruption of services

205.

If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom.  Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation.  If advertised in more than one newspaper, the advertisements shall appear on the same date.  Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears.  In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addr esses throughout the United Kingdom again becomes practicable.

206.

If at any time the Company is for any reason unable effectively to convene a general meeting by notices sent by electronic communication, notice of general meeting may be sufficiently given by advertisement in the United Kingdom.  Any notice given by advertisement for the purpose of this Article shall be advertised on the same date in at least one newspaper having a national circulation.  If advertised in more than one newspaper, the advertisements shall appear on the same date.  Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears.  In any such case, the Company shall send confirmatory copies of the notice by electronic communication, if at least seven days before the meeting the sending of notices by electronic communication ag ain becomes practicable.

Power of
Company to destroy
documents

DESTRUCTION OF DOCUMENTS

207.

The Company shall be entitled to destroy:

(a)

all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b)

all dividend mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two years from the date of recording;

(c)

all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d)

all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e)

all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use;

(f)

all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption regarding destroyed documents

208.

It shall conclusively be presumed in favour of the Company that:

(a)

every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article  was duly and properly made;

(b)

every instrument of transfer destroyed in accordance with Article  was a valid and effective instrument duly and properly registered;

(c)

every share certificate destroyed in accordance with Article  was a valid and effective certificate duly and properly cancelled;

(d)

every other document destroyed in accordance with Article  was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

PROVIDED ALWAYS THAT:

(e)

the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(f)

nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than the time permitted in Article  or in any other circumstances which would not attach to the Company in the absence of this Article; and

(g)

references to the destruction of any document include references to the disposal thereof in any manner.

Early
destruction

209.

Any document referred to in Articles  and  may be destroyed earlier than the relevant date authorised by those Articles, provided that a permanent record of the document is made which record is not destroyed before that date.

Power to
dispose of
shares of untraced shareholders

UNTRACED SHAREHOLDERS

210.

The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(a)

during the period of twelve years prior to the date of the publication of the advertisements referred to in sub-paragraph  below (or, if published on different dates, the first date) (the relevant period) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed;

(b)

the Company shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares; and

(c)

during the relevant period and the period of three months following the publication of the advertisements referred to in sub-paragraph  above (or, if published on different dates, the first date) the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(d)

if the shares are listed, notice has been sent to the relevant listing authority of the Company's intention to make such sale before the publication of the advertisements.

211.

If during any relevant period referred to in Article  above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Article and Articles  and  to  (other than the requirement that they be in issue for twelve years) have been satisfied in regard to the further shares, the Company may also sell the further shares.

Transfer
on sale

212.

To give effect to any sale pursuant to Article  or , the board may:

(a)

where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser; or

(b)

where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

Effectiveness
of
transfer

Proceeds
of sale

213.

An instrument of transfer executed by that person in accordance with Article  shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares.  An exercise by the Company of its powers in accordance with Article  shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares.  The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

214.

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount.  No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds of sale, which may be employed in the business of the Company or invested in such a way as the board from time to time thinks fit.

Liquidator  may  distribute  in specie

WINDING UP

215.

If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.  The liquidator may, with the same sanction, vest the whole or any part of the assets in trustees for the benefit of the members and determine the scope and terms of these trusts, but no member shall be compelled to accept any asset upon which there is a liability.

Disposal of
assets by liquidator

Members
abroad to
give address
for service

216.

The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

217.

If the Company is wound up, every member of the Company who is not for the time being in the United Kingdom shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice on the Company appointing some person resident in London upon whom all processes in relation to or under the winding up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such member for all purposes, and where the liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such member by adve rtisement in The Times or any other leading London daily newspaper, or by a letter sent by registered or recorded delivery post and addressed to such member at his address as appearing in the Register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Company
may issue
warrants

SHARE WARRANTS

218.

Subject to any statutory restrictions for the time being in force, the Company, with respect to fully paid up shares, may issue warrants (hereinafter called share warrants) stating that the bearer of the warrant is entitled to the shares therein specified and may provide, by coupons or otherwise, for the payment of future dividends on the shares included in such share warrants.  The Company may decide, either generally or in a particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Board may
determine
conditions

219.

The board may determine and, from time to time, vary the conditions on which share warrants shall be issued including, without limitation:

(a)

on which a new share warrant or coupon will be issued in place of one worn out, lost, defaced or destroyed;

(b)

on which the bearer of the share warrant shall be entitled to attend and vote at general meetings; and

(c)

upon which a share warrant may be surrendered, and the name of the holder entered in the register in respect of the shares therein specified.

No share warrant or coupon may be issued to replace one that has been lost unless the board is satisfied beyond reasonable doubt that the original has been destroyed.  Subject to such conditions and to these Articles, the bearer of a share warrant shall be a member to the full extent.  The holder of a share warrant shall be subject to the conditions for the time being in force, whether made before or after the issue of such warrant.  The board may by resolution determine that signatures on share warrants sealed by the Company may be dispensed with or affixed by means of some method or system of mechanical signature and that signatures on share warrants signed on behalf of the Company may be affixed by means of some method or system of mechanical signature or shall be printed in facsimile.

Notice to
warrant
holders

220.

Any notice required to be given by the Company to the holders of share warrants shall be sufficiently given if given by advertisement made once in at least one national newspaper and shall be taken as given on the day on which such advertisement appears.  A holder of a share warrant shall be entitled in respect thereof to notice of a general meeting only by advertisements as herein provided.  A notice to be given by advertisement shall be deemed to have been served on the day on which the advertisement appears.

INDEMNITY

Indemnity to directors, officers, etc.

221.

Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer or auditor of the Company shall be indemnified out of the assets of the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or the exercise of his powers or otherwise in relation thereto, including (but without limitation) any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, defau lt, breach of duty or breach of trust in relation to the affairs of the Company.

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